Exhibit 21.1
Cidara Therapeutics, Inc. Subsidiaries
The following is a list of subsidiaries of the Company, doing business under the name stated.

Name	Country or State of Incorporation
Cidara Therapeutics UK Limited	United Kingdom
Cidara Therapeutics (Ireland) Limited	Ireland